Exhibit 14

Drew Industries Incorporated
Code of Ethics
Senior Financial Officers of Drew and its Subsidiaries

The Chief Executive Officers, Chief Financial Officers and Controllers of Drew and its Subsidiaries have a special role to adhere to ethical conduct and integrity generally, and to promote accurate, fair and timely reporting of our company’s financial results and condition and other information we release to the public market and include in reports we file with the Securities and Exchange Commission. Because of this special role, the Chief Executive Officers, Chief Financial Officers and Controllers of Drew and its subsidiaries are bound by the following Code of Ethics, under which each agrees that he or she shall:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships, including disclosure to the Chairman of the Audit Committee, of any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

•	Provide information within the scope of his or her duties in a manner which promotes full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies, and in the Company’s other public communications.

•	Comply with all applicable rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, and with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•	Take all reasonable measures to protect the confidentiality of non-public information about the Company or its subsidiaries and their customers and vendors obtained or created in connection with his or her activities, and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process.

•	Proactively promote and be an example of honest and ethical behavior.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.

•	Promptly report to the Chairman of the Audit Committee any conduct that the individual believes to be, or would give rise to, a violation of law or business ethics or of any provision of this Code of Ethics or the Company’s Guidelines for Business Conduct.

DII Code of Ethics

It is against the Company’s policy to retaliate against any employee for the good faith report of violations of this Code. Violations of this Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.

If you believe that a violation of the Code of Ethics has occurred, please contact David A. Reed, the Chairman of Drew’s Audit Committee at (877) 373-9123 (or dareed@causewaycapital.com).

I acknowledge that I have received and read this Code of Ethics and understand my obligations as an employee to comply with the Code of Ethics.

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